FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the           April 30, 2003

                     Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F      X       Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      X       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd .
(Registrant)

Date:	30 th April 2003	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

 FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about April 22, 2003

Item 3. Press Release

April 22, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific News on Kahili, Funding and Goldie.

Wellington, New Zealand – April 22, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that a further flow test of the Kahili-1A/B gas condensate discovery will commence today. The flow test will be for approximately one week, and will involve a larger interval of the gas reservoir than in the original flow test. As in the previous test, associated condensates will be tankered from the site and sold.

Item 5. Full Description of Material Change

Indo-Pacific News on Kahili, Funding and Goldie

Wellington, New Zealand – April 22, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that a further flow test of the Kahili-1A/B gas condensate discovery will commence today. The flow test will be for approximately one week, and will involve a larger interval of the gas reservoir than in the original flow test. As in the previous test, associated condensates will be tankered from the site and sold.

CEO Dave Bennett said there were several development options available for the offtake of Kahili gas, LPGs and condensate. The Company and its joint venture partners have entered second stage talks with one of several companies interested in taking the Kahili gas; and are aiming to have a draft contract signed with one of the interested parties within two months; with commercial production starting before end of 2003.

Kahili-1A/B has previously flowed at 5 million standard cubic feet per day (MMSCf/d) and a second well might bring total field production to over 10 MMScf/d. However, successful production for an extended period from Kahili-1A/B is required before any second well would be considered.

Indo-Pacific holds 45% equity in Kahili licence PEP 38736, along with Australian companies Tap Oil (30%) and Claire Energy (25%).

As advised on 2nd April, the Company has entered into a funding arrangement with a third party. This is a gas prepayment agreement with New Zealand listed NGC, the owner of the national gas pipeline reticulation grid and other pipelines and gas processing facilities, and a substantial retailer of gas and LPG’s. NGC is providing US$1.1 million towards the Company’s ongoing exploration programs in New Zealand. In return, NGC has the right of first negotiation for new gas found by Indo-Pacific (excluding the Kahili discovery); while not restricting Indo-Pacific from seeking other markets if no contract with NGC is finalized.

The Goldie-1 sole risk well remains shut in. A judgement is expected in the next few weeks in the April High Court case, in which private company Greymouth Petroleum, (backed by ex Fay Richwhite director Mark Dunphy, who previously brought the Cultus/OMV court case in Australia and the Peak Petroleum court case in New Zealand, and by another prominent Auckland businessman) made a range of claims as advised in earlier releases.

Goldie was shut in after Greymouth successfully lobbied the government to change policy on consent applications (e.g. gas flaring in association with oil production) such that now the government may impose a requirement for all parties in a permit to sign applications before they will be considered. The government believe Greymouth is entitled to refuse to agree a flaring consent for Goldie. As well, the government considered there was a market for Goldie gas although the Company has demonstrated that Greymouth will not agree a gas contract, and also that Greymouth prevents the Company from selling the gas to a third party as it claims entitlement to the gas (one of the claims in the court case).

Greymouth is now producing hydrocarbons from the Goldie sands via its Kaimiro 19 horizontal well approximately 200m away and updip of Goldie-1 in adjacent permit PML 38091. The Goldie anomaly area in PML 38091 is most likely to contain less than 10% of the Goldie reservoir and is probably primarily gas cap. The Company does not have, and may not be entitled to receive any information on the Kaimiro 19 well, although it had previously suggested a unitisation well be drilled from the Goldie site and the data shared in the usual way. The government has no legal authority to require a unitisation agreement between Petroleum Mining Permits (PMP 38148-Goldie) and Petroleum Mining Licences (PML 38091- Kaimiro) in New Zealand. The Company is working on the situation and awaits the outcome of the Court case before further action is taken to develop the Goldie pool. Court submissions are available on the Company’s website www.indopacific.com

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 22, 2003 “David Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific News on Kahili, Funding and Goldie

Wellington, New Zealand – April 22, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) announces that a further flow test of the Kahili-1A/B gas condensate discovery will commence today. The flow test will be for approximately one week, and will involve a larger interval of the gas reservoir than in the original flow test. As in the previous test, associated condensates will be tankered from the site and sold.

CEO Dave Bennett said there were several development options available for the offtake of Kahili gas, LPGs and condensate. The Company and its joint venture partners have entered second stage talks with one of several companies interested in taking the Kahili gas; and are aiming to have a draft contract signed with one of the interested parties within two months; with commercial production starting before end of 2003.

Kahili-1A/B has previously flowed at 5 million standard cubic feet per day (MMSCf/d) and a second well might bring total field production to over 10 MMScf/d. However, successful production for an extended period from Kahili-1A/B is required before any second well would be considered.

Indo-Pacific holds 45% equity in Kahili licence PEP 38736, along with Australian companies Tap Oil (30%) and Claire Energy (25%).

As advised on 2nd April, the Company has entered into a funding arrangement with a third party. This is a gas prepayment agreement with New Zealand listed NGC, the owner of the national gas pipeline reticulation grid and other pipelines and gas processing facilities, and a substantial retailer of gas and LPG’s. NGC is providing US$1.1 million towards the Company’s ongoing exploration programs in New Zealand. In return, NGC has the right of first negotiation for new gas found by Indo-Pacific (excluding the Kahili discovery); while not restricting Indo-Pacific from seeking other markets if no contract with NGC is finalized.

The Goldie-1 sole risk well remains shut in. A judgement is expected in the next few weeks in the April High Court case, in which private company Greymouth Petroleum, (backed by ex Fay Richwhite director Mark Dunphy, who previously brought the Cultus/OMV court case in Australia and the Peak Petroleum court case in New Zealand, and by another prominent Auckland businessman) made a range of claims as advised in earlier releases.

Goldie was shut in after Greymouth successfully lobbied the government to change policy on consent applications (e.g. gas flaring in association with oil production) such that now the government may impose a requirement for all parties in a permit to sign applications before they will be considered. The government believe Greymouth is entitled to refuse to agree a flaring consent for Goldie. As well, the government considered there was a market for Goldie gas although the Company has demonstrated that Greymouth will not agree a gas contract, and also that Greymouth prevents the Company from selling the gas to a third party as it claims entitlement to the gas (one of the claims in the court case).

Greymouth is now producing hydrocarbons from the Goldie sands via its Kaimiro 19 horizontal well approximately 200m away and updip of Goldie-1 in adjacent permit PML 38091. The Goldie anomaly area in PML 38091 is most likely to contain less than 10% of the Goldie reservoir and is probably primarily gas cap. The Company does not have, and may not be entitled to receive any information on the Kaimiro 19 well, although it had previously suggested a unitisation well be drilled from the Goldie site and the data shared in the usual way. The government has no legal authority to require a unitisation agreement between Petroleum Mining Permits (PMP 38148-Goldie) and Petroleum Mining Licences (PML 38091- Kaimiro) in New Zealand. The Company is working on the situation and awaits the outcome of the Court case before further action is taken to develop the Goldie pool. Court submissions are available on the Company’s website www.indopacific.com

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639

Web site: http://www.indopacific.com Email: ir@indopacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.